UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Multi-Color Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62583104

(CUSIP Number)

Jonathan E. Levitsky

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

212-909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS Diamond Castle Partners 2014, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,498,496
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,498,496
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,498,496 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.09%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes (i) 7,427 shares of Common Stock over which DCP 2014 Deal Leaders Fund, L.P., DCP 2014 GP, L.P., and DCP 2014 GP-GP, LLC have shared voting and dispositive power and (ii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS DCP 2014 Deal Leaders Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,427
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,427
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,427 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes (i) 2,498,496 shares of Common Stock over which Diamond Castle Partners 2014, L.P., DCP 2014 GP, L.P., and DCP 2014 GP-GP, LLC have shared voting and dispositive power and (ii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS DCP 2014 GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,505,923
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,505,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,505,923 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS DCP 2014 GP-GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,505,923
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,505,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,505,923 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS Ari J. Benacerraf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement; PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,000
	8	SHARED VOTING POWER 2,505,923
	9	SOLE DISPOSITIVE POWER 12,000
	10	SHARED DISPOSITIVE POWER 2,505,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,517,923
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.21%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS Michael W. Ranger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,505,923
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,505,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,505,923 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS Andrew H. Rush
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,505,923
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,505,923
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,505,923 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.14%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Excludes 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS Diamond Castle Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes (i) 2,505,923 shares of Common Stock over which Diamond Castle Partners 2014, L.P., DCP 2014 Deal Leaders Fund, L.P., DCP 2014 GP, L.P., and DCP 2014 GP-GP, LLC have shared voting and dispositive power and (ii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS Diamond Castle Partners IV-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes (i) 2,505,923 shares of Common Stock over which Diamond Castle Partners 2014, L.P., DCP 2014 Deal Leaders Fund, L.P., DCP 2014 GP, L.P., and DCP 2014 GP-GP, LLC have shared voting and dispositive power and (ii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS Deal Leaders Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes (i) 2,505,923 shares of Common Stock over which Diamond Castle Partners 2014, L.P., DCP 2014 Deal Leaders Fund, L.P., DCP 2014 GP, L.P., and DCP 2014 GP-GP, LLC have shared voting and dispositive power and (ii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS DCP IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes (i) 2,505,923 shares of Common Stock over which Diamond Castle Partners 2014, L.P., DCP 2014 Deal Leaders Fund, L.P., DCP 2014 GP, L.P., and DCP 2014 GP-GP, LLC have shared voting and dispositive power and (ii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

1	NAMES OF REPORTING PERSONS DCP IV GP-GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO – See Item 3 of Statement
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Excludes (i) 2,505,923 shares of Common Stock over which Diamond Castle Partners 2014, L.P., DCP 2014 Deal Leaders Fund, L.P., DCP 2014 GP, L.P., and DCP 2014 GP-GP, LLC have shared voting and dispositive power and (ii) 12,000 shares of Common Stock over which Ari J. Benacerraf has sole voting and dispositive power. The Reporting Person disclaims beneficial ownership of such excluded shares.

CUSIP No. 62583104

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D is being filed jointly by (i) Diamond Castle Partners 2014, L.P., a Delaware limited partnership (the “2014 Fund”) and DCP 2014 Deal Leaders Fund, L.P., a Delaware limited partnership (the “2014 DL Fund” and, together with the 2014 Fund, the “2014 DC Funds”); (ii) the general partner of each of the 2014 DC Funds, DCP 2014 GP, L.P., a Delaware limited partnership (the “2014 GP”) and the general partner of the 2014 GP, DCP 2014 GP-GP, LLC, a Delaware limited liability company (the “2014 GP-GP” and, together with the 2014 GP, the “2014 GP Entities”); (iii) Ari J. Benacerraf, Michael W. Ranger and Andrew H. Rush, each as a managing member of 2014 GP-GP; and (iv) Diamond Castle Partners IV, L.P. (“Diamond Castle Partners IV”), Diamond Castle Partners IV-A, L.P. (“Diamond Castle Partners IV-A”), Deal Leaders Fund, L.P. (“Deal Leaders Fund” and, together with Diamond Castle Partners IV and Diamond Castle Partners IV-A, the “Fund IV Entities”), DCP IV GP, L.P. and DCP IV GP-GP, LLC (the “Fund IV GP Entities”), to reflect (a) the disposition of all Issuer securities owned or deemed to be beneficially owned by the Fund IV Entities and the Fund IV GP Entities and their ceasing to be subject to the Section 13(d) reporting requirements, and (b) the acquisition of beneficial ownership or deemed beneficial ownership of Issuer securities by the 2014 DC Funds and the 2014 GP Entities and to add such entities as Reporting Persons hereunder. Each person and entity filing this Amendment No. 2 is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The Schedule 13D filed with the Securities and Exchange Commission on October 12, 2011 and amended on February 3, 2014 (the “First Amendment”) is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2 (as amended, the “Statement”). This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the First Amendment. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth herein. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Statement.

Item 2.	Identity and Background

The disclosure in Item 2 of the Statement is hereby amended to add the following information at the beginning thereof:

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/ Citizenship
Diamond Castle Partners 2014, L.P.	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	Private investment fund	Delaware

DCP 2014 Deal Leaders Fund, L.P.	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	Private investment fund	Delaware

DCP 2014 GP, L.P.	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	General partner of the 2014 DC Funds	Delaware

DCP 2014 GP-GP, LLC	c/o Diamond Castle Holdings, LLC 280 Park Avenue 25th Floor, East Tower New York, NY 10017	General partner of the 2014 GP	Delaware

CUSIP No. 62583104

(d) The disclosure in Item 2(d) of this Statement is hereby amended by adding the following to the end thereof:

None of the 2014 DC Funds or the 2014 GP Entities, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The disclosure in Item 2(e) of this Statement is hereby amended by adding the following to the end thereof:

None of the 2014 DC Funds or the 2014 GP Entities, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of this Statement is amended by adding the following to the end thereof:

On November 17, 2014, in connection with a recapitalization (the “Recapitalization”) of Diamond Castle Partners IV, Diamond Castle Partners IV-A and Deal Leaders Fund, each of the Fund IV Entities contributed assets to affiliated funds in exchange for limited partner interests of the affiliated funds, including all of its shares of Common Stock as follows:

(i) Diamond Castle Partners IV contributed (a) 1,799,037 shares of Common Stock to the 2014 Fund in exchange for 10.463% of the 2014 Fund’s then outstanding limited partner interests and (b) 399 shares of Common Stock to the 2014 DL Fund in exchange for 0.655% of the 2014 DL Fund’s then outstanding limited partner interests;

(ii) Diamond Castle Partners IV-A contributed (a) 682,304 shares of Common Stock to the 2014 Fund in exchange for 3.968% of the 2014 Fund’s then outstanding limited partner interests and (b) 28 shares of Common Stock to the 2014 DL Fund in exchange for 0.047% of the 2014 DL Fund’s then outstanding limited partner interests; and

(iii) Deal Leaders Fund contributed (a) 17,155 shares of Common Stock to the 2014 Fund in exchange for 0.1% of the 2014 Fund’s then outstanding limited partner interests and (b) 7,000 shares of Common Stock to the 2014 DL Fund in exchange for 11.48% of the 2014 DL Fund’s then outstanding limited partner interests.

Item 4.	Purpose of Transaction

The disclosure in Item 4 of this Statement is amended by adding the following to the end thereof:

In the Recapitalization, the 2014 DC Funds acquired for general investment purposes all of the shares of Common Stock that were then owned by the Fund IV Entities, and may elect to sell such shares in the ordinary course of business when and as permitted under the Investor Rights Agreement. Pursuant to a joinder to the Investor Rights Agreement, the 2014 DC Funds possess the same rights and obligations under the Investor Rights Agreement as were possessed by the Fund IV Entities.

CUSIP No. 62583104

Item 5.	Interests in Securities of the Issuer

The disclosure in Item 5 of this Statement is hereby amended by replacing it in its entirety with the following:

The information contained in Items 3, 4 and 6 of this Statement is incorporated by reference.

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Statement that relate to the aggregate number and percentage of shares of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Statement that relate to the number of shares of Common Stock as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.

The 2014 GP is the general partner of each of the 2014 DC Funds, and, as such, may be deemed to share voting and investment power over the shares of Common Stock held directly by the 2014 DC Funds. The 2014 GP disclaims beneficial ownership of such shares. The 2014 GP-GP is the general partner of the 2014 GP, and, as such may be deemed to share voting and investment power over the shares of Common Stock held directly by the 2014 DC Funds and that may be deemed to be beneficially owned by the 2014 GP. The 2014 GP-GP disclaims beneficial ownership of such shares. Ari J. Benacerraf, Michael W. Ranger and Andrew H. Rush are the managing members of the 2014 GP-GP and, as such, may be deemed to share voting and investment power over the shares of Common Stock held directly by the 2014 DC Funds and that may be deemed to be beneficially owned by the 2014 GP and the 2014 GP-GP. Each of Ari J. Benacerraf, Michael W. Ranger and Andrew H. Rush disclaims beneficial ownership of such shares.

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock as of October 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission on November 7, 2014.

Each of the Fund IV Entities and the Fund IV GP Entities disclaims beneficial ownership of the shares held by the other Reporting Persons and this Statement shall not be deemed to be an admission that such person is the beneficial owner of such securities for any purpose.

Each of the Reporting Persons (other than Mr. Benacerraf) disclaims beneficial ownership of the shares held solely by Mr. Benacerraf and this Statement shall not be deemed to be an admission that such person is the beneficial owner of such securities for any purpose.

(c) See Item 3 of this Statement, which is incorporated herein by reference.

(d) Except as otherwise described in Item 6 of this Statement, no person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of this Statement is hereby amended by adding the following to the end thereof:

In connection with the Recapitalization, pursuant to a joinder to the Investor Rights Agreement, the 2014 DC Funds became parties to and possess the same rights and obligations under the Investor Rights Agreement as were possessed by the Fund IV Entities.

CUSIP No. 62583104

Item 7.	Materials to be Filed as Exhibits

The exhibit index is hereby amended by adding the following to the end thereof:

Exhibit 7.7: Joinder to Investor Rights Agreement, dated November 17, 2014, by and between Diamond Castle Partners 2014, L.P. and DCP 2014 Deal Leaders Fund, L.P.

Exhibit 7.8: Joint Filing Agreement, dated November 19, 2014.

CUSIP No. 62583104

Signature.

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 19, 2014

DIAMOND CASTLE PARTNERS 2014, L.P.

By: DCP 2014 GP, L.P., its general partner

By: DCP 2014 GP-GP, LLC, its general partner

	By:	/s/ Andrew H. Rush
		Name:	Andrew H. Rush

		Title:	Managing Member

DCP 2014 DEAL LEADERS FUND, L.P.

By: DCP 2014 GP, L.P., its general partner

By: DCP 2014 GP-GP, LLC, its general partner

	By:	/s/ Andrew H. Rush
		Name:	Andrew H. Rush

		Title:	Managing Member

DCP 2014 GP, L.P.

By: DCP 2014 GP-GP, LLC, its general partner

	By:	/s/ Andrew H. Rush
		Name:	Andrew H. Rush

		Title:	Managing Member

DCP 2014 GP-GP, LLC

	By:	/s/ Andrew H. Rush
		Name:	Andrew H. Rush

		Title:	Managing Member

CUSIP No. 62583104

DIAMOND CASTLE PARTNERS IV, L. P.

By: DCP IV GP, L.P., its General Partner

By: DCP IV GP-GP, LLC, its General Partner

*

DIAMOND CASTLE PARTNERS IV-A, L.P.

By: DCP IV GP, L.P., its General Partner

By: DCP IV GP-GP, LLC, its General Partner

*

DEAL LEADERS FUND, L.P.

By: DCP IV GP, L.P., its General Partner

By: DCP IV GP-GP, LLC, its General Partner

*

DCP IV GP, L.P.

By: DCP IV GP-GP, LLC, its General Partner

*

DCP IV GP-GP, LLC

*

CUSIP No. 62583104

*
Ari J. Benacerraf

*
Michael W. Ranger

*
Andrew H. Rush

*By:	/s/ William J. Denehy
William J. Denehy

As Attorney-in-Fact